
MICRO
FOCUS


09046860

August 28, 2009

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

SUPPL

**RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure**

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package is:

1. Form 88(2) dated July 8, 2009 – "Return of Allotment of Shares"
2. Form 88(2) dated July 17, 2009 – "Return of Allotment of Shares"
3. Form 88(2) dated July 20, 2009 – "Return of Allotment of Shares"
4. Form 88(2) dated July 22, 2009 – "Return of Allotment of Shares"
5. Form 88(2) dated July 23, 2009 – "Return of Allotment of Shares"
6. Form 88(2) dated July 24, 2009 – "Return of Allotment of Shares"
7. Form 88(2) dated July 29, 2009 – "Return of Allotment of Shares"
8. Form of Proxy – Micro Focus International plc

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood
North American Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com

dlw 9/1



RECEIVED
2009 AUG 31 P 1:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 05134647

Company name in full: Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	07	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	835		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.06810		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland
DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lynchwood Nominees Limited Address: Desig: 2006420 Part ID:0PMAY 55 Moorgate, 4th Floor, London UK Postcode: E C 2 R 6 P A	Class of shares allotted: ORDINARY	Number allotted: 835
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0



Signed ______ Date 25/8/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN   Tel 01635 565353
DX number   DX exchange



RECEIVED
2009 AUG 31 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	05134647
Company name in full	Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	07	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	50000		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	1.04		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lynchwood Nominees Limited Address: Desig: 2006420 Part ID:0PMAY 55 Moorgate, 4th Floor, London UK Postcode E C 2 R 6 P A	Class of shares allotted ORDINARY	Number allotted 50000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed  Date 25/8/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	05134647
Company name in full	Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 0	0 7	2 0 0 9			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	50000		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	1.04		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lynchwood Nominees Limited Address: Desig: 2006420 Part ID:0PMAY 55 Moorgate, 4th Floor, London UK Postcode E C 2 R 6 P A	Class of shares allotted ORDINARY	Number allotted 50000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed  Date 25/8/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN   Tel 01635 565353
DX number   DX exchange


Companies House
for the record

RECEIVED
2009 AUG 31 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	2 2 0 7 2 0 0 9	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	50000		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	1.04		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lynchwood Nominees Limited Address: Desig: 2006420 Part ID:0PMAY 55 Moorgate, 4th Floor, London UK Postcode E C 2 R 6 P A	Class of shares allotted ORDINARY	Number allotted 50000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 25/8/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
for the record

RECEIVED
2009 AUG 31 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	07	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	56106		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	1.04		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lynchwood Nominees Limited Address Desig: 2006420 Part ID:0PMAY 55 Moorgate, 4th Floor, London UK Postcode E C 2 R 6 P A	Class of shares allotted ORDINARY	Number allotted 56106
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0



Signed ________________ Date 25/8/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange


Companies House
for the record

RECEIVED
2009 AUG 31 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	07	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13259		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	1.04		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lynchwood Nominees Limited Address: Desig: 2006420 Part ID:0PMAY 55 Moorgate, 4th Floor, London UK Postcode E C 2 R 6 P A	Class of shares allotted ORDINARY	Number allotted 13259
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0



Signed [signature] Date 25/8/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc	
The Lawn, 22-30 Old Bath Road	
Newbury, Berkshire, RG14 1QN	Tel 01635 565353
DX number	DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	05134647
Company name in full	Micro Focus International plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29 / 07 / 2009	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	28846		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	1.04		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Lynchwood Nominees Limited Address: Desig: 2006420 Part ID:0PMAY 55 Moorgate, 4th Floor, London UK Postcode: E C 2 R 6 P A	ORDINARY	28846
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0



Signed ______ Date 25/8/09

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Form of proxy – Micro Focus International plc
Annual General Meeting – 24 September 2009

MICRO FOCUS

Please read the notes and instructions below and opposite before completing this form.

VOTING ID **TASK ID** **SHAREHOLDER REFERENCE NUMBER**

I/We hereby appoint the Chairman of the meeting, or *[please refer to Explanatory Note 3]*

as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* at the AGM of Micro Focus International plc to be held on 24 September 2009 and at any adjournment of it.

** For the appointment of more than one proxy, please refer to Explanatory Note 4.*

☐ Please tick here to indicate that this is one of multiple instructions being given.

Ordinary resolutions	For	Against	Vote withheld
1 To receive the report of the directors and auditors and the financial statements for the year ended 30 April 2009			
2 To approve a final dividend of 11.1 cents per ordinary share			
3 To approve the remuneration report of the directors for the year ended 30 April 2009			
4 To re-elect Kevin Loosemore as a director			
5 To re-elect Stephen Kelly as a director			
6 To re-elect Nicholas Bray as a director			
7 To approve the re-appointment of PricewaterhouseCoopers LLP as auditors			
8 To authorise the directors to determine the remuneration of the auditors			
9 To authorise the directors to allot ordinary shares			
Special resolutions			
10 To empower the directors to allot ordinary shares for cash without first offering them to existing shareholders			
11 To authorise the Company to purchase its own shares			
12 To authorise the Company to hold general meetings on 14 clear days' notice			
Ordinary resolution			
13 To approve the deletion of Rule 7.2 (the "5% in 10 years" share dilution limit) from the rules of the Company's Incentive Plan 2005. Following deletion of this Rule, awards will remain subject to a "10% in 10 years" share dilution limit.			

Please indicate with an "X" in the appropriate boxes how you wish the proxy to vote.

Signature

Date

The proxy is to vote as instructed in respect of the resolutions specified above. In the absence of instructions the proxy may vote or abstain as he or she thinks fit on the resolutions specified above and, unless instructed otherwise, on any other business (including amendments to resolutions) which may come before the meeting.

Any alterations to this form of proxy should be initialled.

If you complete and return the form of proxy this will not prevent you from attending in person and voting at the meeting should you subsequently decide to do so.

Please return this form of proxy. When you have completed and signed this form, please detach and return it to the Company's Registrar, Equiniti, whose address is on the back. Postage has been paid.

To be valid, the proxy form must be received no later than 3pm (UK time), 22 September 2009.

MICRO FOCUS

Admission card

Annual General Meeting ("AGM") of Micro Focus International plc to be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN on 24 September 2009 at 3pm (UK time).

If you attend the AGM, please complete this admission card where indicated and hand it in at the registration desk. It will help you gain admission to the meeting.

Name(s) ______________________

Signature(s) ______________________ Date __________ 2009

Explanatory Notes:

1 If you intend to come to the AGM please complete and return this admission card and bring it with you to the meeting.

2 Only holders of ordinary shares, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. A member so entitled may appoint (a) proxy(ies), who need not be (a) shareholder(s), to attend, speak and vote on his/her behalf.

3 If you wish to appoint someone other than the Chairman of the AGM as your proxy, please insert his/her name in the space provided and delete "the Chairman of the meeting, or".

4 To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Company's Registrar, Equiniti on 0871 384 2734 (Calls charged at 8p per minute from a BT landline. Other telephone provider costs may vary) or you may copy this form. Please indicate in the box next to the proxy holder's name, the number of shares in relation to which he/she is authorised to act as your proxy. Please also indicate by ticking the additional box provided if the proxy instruction is one of multiple separate instructions being given. All forms must be signed and should be returned together.

5 The "Vote withheld" option on the form of proxy is provided to enable you to abstain on any particular resolution. However, a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes "For" and "Against" a resolution.

6 If the form of proxy is signed by someone else on your behalf, their authority to sign must be returned with the form of proxy, in the case of a joint holding, any holder may sign. If the shareholder is a corporation, the form must be executed under its common seal or signed by an officer, attorney or other person duly authorised by the corporation.

7 To be entitled to vote at the meeting (and for the purpose of determining the number of votes you may cast), you must be entered on the Company's Register of Members as at 6pm (UK time) on 22 September 2009 or, if the meeting is adjourned, you must be entered on the Company's Register of Members no later than 6pm (UK time) two days prior to the adjourned meeting.

8 To be valid, the form of proxy must reach the Company's Registrar, Equiniti, by no later than 3pm (UK time) on 22 September 2009 or if the AGM is adjourned, 48 hours before the time for holding the adjourned AGM. Lodgement of a form of proxy does not prevent a member from attending and voting at the AGM in person.

9 Electronic Proxy Appointment ("EPA") is available for this AGM. To use this facility please visit www.sharevote.co.uk where details of the procedure are shown. The Voting ID, Task ID and Shareholder Reference Number shown above will be required to complete the procedure. EPA will not be valid if received after 3pm (UK time) on 22 September 2009 and will not be accepted if found to contain a computer virus.

10 The CREST electronic proxy appointment service is available for this AGM. To use this service CREST members should transmit a CREST proxy instruction, using the procedures described in the CREST manual, so as to reach the Company's Registrar, Equiniti, (CREST participant ID RA19) by no later than 3pm (UK time) on 22 September 2009.

11 Full details of the resolutions to be proposed at the AGM, with explanatory notes, are set out in the Notice of Annual General Meeting enclosed with this card.

AGM of Micro Focus International plc to be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN on 24 September 2009 at 3pm (UK time).

Directions to Micro Focus: From the M4 junction 13, follow the A34 (Newbury bypass) to the Bath Road Junction for Hungerford and Speen – Follow signs for Newbury A4 – Turn right just past the Starting Gate Pub (on left) into Old Bath Road – Micro Focus is located on the left-hand side, approximately ¼ mile along. Please note: Northbrook Street is pedestrianised from 10am till 6pm weekdays.

From South: As inset A4 exit A34.

Public Transport: A short taxi ride from rail and bus stations.

Telephone: +44 (0)1635 32646



A4 Western Avenue
A4 Western Avenue
The Lawn
Old Bath Road
Oxford Road
London Road
London Road
NEWBURY
Northcroft Lane
West Street
Northbrook Street
Ampere Road
A34 King Road
Bear Lane
Cheap Street
Bartholomew Street
Mill Lane
Kings Road
Station Road
Newbury

2

BUSINESS REPLY SERVICE
Licence No. SEA 10846

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6ZL
United Kingdom